Exhibit 99.2

POLYMET MINING CORP.

MANAGEMENT PROXY CIRCULAR FOR THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD JULY 19, 2017

Unless the context otherwise requires, in this Management Proxy Circular all references to “PolyMet” and the “Company”, refer to PolyMet Mining Corp. and its subsidiaries. Unless otherwise stated, information in this Management Proxy Circular is given as at May 24, 2017. All references in this Management Proxy Circular to “$” or to “US$” are to U.S. dollars. Any references to “C$” are to Canadian dollars.

INFORMATION ABOUT THIS MANAGEMENT PROXY CIRCULAR AND
THE 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Why did I receive this Management Proxy Circular?

PolyMet has sent this Notice of Annual General Meeting and Management Proxy Circular or Notice of the Meeting, together with the form of proxy (the “Form of Proxy”), because the Board of Directors is soliciting your proxy to vote at the 2017 Annual General Meeting (the “Meeting”) of shareholders. This Management Proxy Circular contains information about the matters to be voted on at the Meeting and important information about PolyMet. As many of the shareholders are expected to be unable to attend the Meeting in person, proxies are solicited by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting. References in this Management Proxy Circular to the Meeting include any adjournments or postponements of the Meeting.

PolyMet intends to mail a Notice of the Meeting on or about June 9, 2017 to all of the shareholders entitled to vote at the Meeting.

Delivery of Management Information Circular

The Canadian Securities Administrators have adopted amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, which allow the use of a “notice and access” system for the delivery of proxy related materials, annual financial statements and related management’s discussion and analysis (the “Annual Materials”).

Under this system, reporting issuers are permitted to deliver the Annual Materials by posting them on System for Electronic Document Analysis and Retrieval (“SEDAR”) as well as a website other than SEDAR and sending a notice package to each shareholder receiving the Annual Materials under this system. The notice package must include (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Annual Materials; and (iv) a plain-language explanation of how the notice and access system works and how the Annual Materials can be accessed online. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders for whom consent to electronic delivery has not been received.

PolyMet has elected to send the Annual Materials to Beneficial Shareholders using the notice and access system. As such, PolyMet will send the above mentioned notice package to beneficial shareholders which will include instructions on how to access PolyMet’s Annual Materials online and how to request a paper copy. Distribution of the Annual Materials under this system not only reduces printing and mailing costs, but it also reduces PolyMet’s impact on the environment.

What is the date, time and place of the Meeting?

The Meeting will be held in The Osgoode Room, Hilton Toronto, 145 Richmond Street West, Toronto, Ontario, on Wednesday, July 19, 2017, at 10:00 a.m. (Toronto Time).

Who can vote at the Meeting?

Only registered shareholders as at the close of business on May 24, 2017 will be entitled to vote at the Meeting. As at May 24, 2017, there are 318,545,519 common shares without par value of PolyMet (“Common Shares”) issued and outstanding. Each person voting at the Meeting has one vote in a vote by show of hands. If a ballot is taken, each person voting at the Meeting will have one vote for each Common Share held.

Registered Shareholder: Common Shares Registered in Your Name

If on May 24, 2017, your Common Shares were registered directly in your name with the registrar and transfer agent, Computershare Investor Services Inc., then you are a registered shareholder. As a registered shareholder, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, PolyMet urges you to, as promptly as possible, complete and return the Form of Proxy, or vote by proxy online, as instructed below to ensure your vote is counted.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

If on May 24, 2017, your Common Shares were held in an account with an intermediary, such as a brokerage firm, bank, dealer or other similar organization, then you are a beneficial shareholder and your Common Shares are held in “street name”. The intermediary holding your account, or a clearing agency (such as CDS Clearing and Depositary Services Inc. in Canada or Depositary Trust Company in the United States) of which the intermediary is a participant, is considered the registered shareholder for purposes of voting at the Meeting. As a beneficial shareholder, you have the right to direct the intermediary or clearing agency on how to vote the Common Shares registered in their name. You are also invited to attend the Meeting; however, since you are not the registered shareholder, you will not be able to vote your Common Shares registered in the name of the intermediary or clearing agency unless you have been appointed as a proxyholder by the intermediary or clearing agency.

What am I voting on at the Meeting?

At the Meeting, the shareholders will be asked to vote on the following resolutions:

•	to elect nine directors to hold office until the close of the next annual meeting of shareholders; and
•
to appoint PricewaterhouseCoopers LLP as the auditor to hold office until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

How does the Board recommend that I vote?

The Board of Directors believe that the election of management’s nine nominees to the Board of Directors and the appointment of PricewaterhouseCoopers LLP as the auditor are each in the best interests of PolyMet and the shareholders and, accordingly, recommends that each shareholder vote his or her shares “FOR” each of the named management nominees for election to the Board of Directors and “FOR” each of the other matters.

What vote is required in order to approve each proposal?

Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to the Board of Directors who receive the largest number of favourable votes will be elected directors, up to the maximum number of directors set by ordinary resolution. Shareholders are not entitled to cumulative votes for the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the appointment of PricewaterhouseCoopers LLP as the auditor and independent registered public accounting firm.

Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the beneficial shareholder with respect to the voting of certain of the Common Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Common Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Common Shares represented by such broker “non-votes” will, however, be counted in determining whether there is a quorum for the Meeting.

How do I vote?

Registered Shareholder: Common Shares Registered in Your Name

If you are a registered shareholder you may vote by proxy or in person at the Meeting. Whether or not you plan to attend the Meeting, PolyMet urges you to vote by proxy to ensure your vote is counted. You may still attend the Meeting and vote in person if you have already voted by proxy.
•	To vote in person at the Meeting, please come to the Meeting and you will receive an attendance card when you arrive.
•	To vote by proxy over the telephone, please call 1-800-690-6903 up until 11:59 p.m. Eastern Time on Monday July 17, 2017.
•	To vote using a Form of Proxy, please complete, sign, date and return your Form of Proxy in accordance with the instructions on the Form of Proxy.
•	To vote by proxy online, go to www.proxyvote.com and follow the online voting instructions and refer to your holder account number and proxy access number provided on the Form of Proxy.

Whether you are voting by paper or online proxy, your proxy must be received by Broadridge, Attention: Vote Processing, 51 Mercedes Way, Edgewood, NY, 11717 no later than July 17, 2017 at 11:59 p.m. (Eastern Time) or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting is adjourned or postponed. Proxies received by Broadridge after this time will not be accepted; however, the Chair of the Meeting may determine, in the Chair’s sole discretion, to accept a proxy that is delivered in person to the Chair at the Meeting as to any matter in respect of which a vote has not already been cast.

If the instructions you give in your proxy are clear, and if the proxy is properly completed and delivered as described above and has not been revoked, the Common Shares represented by your proxy will be voted or withheld from voting on any poll that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Common Shares will be voted on any poll in accordance with your instructions.

You have the right to appoint another person to attend and act on your behalf at the Meeting other than the persons named in the Form of Proxy. To exercise this right, please insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a shareholder.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

PolyMet has two kinds of beneficial shareholders – those who have given permission to their intermediary to disclose their ownership information to PolyMet, otherwise referred to as “non-objecting beneficial owners”, and those who have objected to their intermediary’s disclosure of this information, otherwise referred to as “objecting beneficial owners”. As allowed under Canadian provincial securities laws, PolyMet has obtained a list of the non-objecting beneficial owners from intermediaries and has used that list to distribute proxy-related materials directly to non-objecting beneficial owners.

If you are a non-objecting beneficial owner, then you will receive a voting instruction form from Broadridge. If you are an objecting beneficial owner, then you will receive a voting instruction form from your intermediary.

The voting instruction form that you will receive is similar to the proxy that PolyMet provides to the registered shareholders. However, its purpose is limited to instructing your intermediary or clearing agency, as the registered shareholder, on how to vote on your behalf. No person will be admitted at the Meeting to vote by presenting a voting instruction form.

•	To vote using the voting instruction form, simply complete and return the voting instruction form in accordance with its instructions.
•
To vote in person at the Meeting, you must instruct Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner, to appoint you as proxyholder.

If you have any questions, contact Broadridge if you are a non-objecting beneficial owner, or your intermediary if you are an objecting beneficial owner.

How will proxies be exercised?

The proxyholder will vote according to instructions in the proxy on any ballot, which may be called for and for which a choice has been specified. Unless otherwise indicated by you on the proxy, your Common Shares will be voted “FOR” the election of management’s nine nominees for election to the Board of Directors and “FOR” each of the other motions proposed to be made at the Meeting as stated in the proxy.

The proxy also confers upon the proxyholder discretionary authority to vote all Common Shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the Meeting. The Board of Directors knows of no such amendment, variation or other matter that is to be presented for action at the Meeting. However, if any other matters which are not now known to the Board of Directors should properly come before the Meeting, the proxies will be voted, or withheld, by the proxyholder in his or her discretion.

What is the quorum for the Meeting?

A quorum of shareholders must be present at the commencement of the Meeting, either in person or by proxy. Under PolyMet’s Articles, the quorum for the Meeting is two shareholders present in person or by proxy holding or representing at least 5% of the Common Shares. If a quorum is not present at the commencement of the Meeting or within a reasonable period of time thereafter, the shareholders present in person or by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business at the Meeting.

What does it mean if I receive more than one set of proxy materials?

This means that you own Common Shares that are registered under different names. For example, you may own some Common Shares directly as a registered shareholder and other Common Shares as a beneficial shareholder through an intermediary, or you may own Common Shares through more than one such organization. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to, as promptly as possible, complete and return all paper proxies, or vote by proxy online, and complete and return all voting instruction forms in order to vote all of the Common Shares you own. Each paper proxy you receive will come with its own return envelope. If you vote by mail, please make sure you return each paper proxy in the return envelope that accompanies that proxy.

Can I revoke my proxy?

Yes, if you are a registered shareholder and have voted by paper or online proxy, you may revoke your proxy by delivering a duly executed proxy by paper or online with a later date or a form of revocation of proxy. Your proxy may be revoked by an instrument in writing signed by you or by your attorney duly authorized in writing and, if you are a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited at the Company’s registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Denise Nawata, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.

Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting, or any adjournments or postponements of the Meeting thereof, before the taking of a vote in respect of which the proxy is to be used. You may also revoke your proxy in any other manner permitted by law.

If you are a non-objecting beneficial owner, you should contact Broadridge in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to Broadridge. Similarly, if you are an objecting beneficial owner, you should contact the intermediary that holds your Common Shares in order to obtain instructions regarding the procedures for revoking any voting instructions that you previously provided to your intermediary.

Who pays the cost of the proxy solicitation?

PolyMet will pay the cost of soliciting these proxies, including the printing, handling and mailing of the proxy materials. Copies of these materials will be given to brokerage firms, banks, dealers or other similar organizations that hold Common Shares for beneficial shareholders. PolyMet will reimburse these brokerage firms, banks, dealers or other similar organizations for their reasonable out of pocket expenses in forwarding proxy materials to beneficial shareholders. In addition, proxies may be solicited by certain directors, executive officers and employees personally or by telephone, mail, facsimile or e-mail. No additional compensation will be paid to directors, officers or other employees for soliciting proxies. PolyMet may, if determined advisable, retain at its cost an agency to solicit proxies in Canada and in the United States.

How can I make a shareholder proposal for PolyMet’s 2018 Annual Meeting?

If you want to propose a matter for consideration at the 2018 Annual Meeting, then that proposal must be submitted to PolyMet at the Company’s registered office at Farris, Vaughan, Wills & Murphy LLP, 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, Attention: Denise Nawata, 90 days before the anniversary date of the Notice of Meeting for the 2017 Annual Meeting. To be eligible to submit a proposal, a person:

•	must be, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holder or the beneficial owner of the number of Common Shares:
-	that is equal to at least 1% of the total number of outstanding Common Shares, as of the day on which the shareholder submits the proposal; or
-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal, is at least $2,000; or
•
must have the support of persons who, in the aggregate, and not-including the person that submits the proposal, have been, for at least the six-month period immediately before the day on which the shareholder submits the proposal, the registered holders, or the beneficial owners of the number of Common Shares:

-	that is equal to at least 1% of the total number of outstanding Common Shares, as of the day on which the shareholder submits the proposal; or
-	whose fair market value, as determined at the close of business on the day before the shareholder submits the proposal, is at least $2,000.

For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), contain:
•	the name and address of the person and of the person’s supporters, if applicable; and
•	the number of Common Shares held or owned by the person and the person’s supporters, if applicable, and the date the Common Shares were acquired.

What if I have any questions regarding the Meeting?

If you have any questions regarding the Meeting, please contact either Broadridge or PolyMet as follows:

Broadridge

●	by phone:	1-800-693-6903, or

●	by mail:	51 Mercedes Way, Edgewood, New York 11717

PolyMet

●	by phone:	1-416-915-4149;

●	by email:	info@polymetmining.com, or

●	by mail:	First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7

How can I find out the results of the voting at the Meeting?

Preliminary voting results will be announced at the Meeting. Final voting results will be filed with the Canadian provincial securities regulatory authorities and be available online at www.sedar.com and will also be furnished to the United States Securities and Exchange Commission published in a report on Form 6-K and be available online at www.sec.gov.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of May 24, 2017, to the knowledge of the directors and executive officers, no one person beneficially owns, controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, other than Glencore AG, which holds 29.1% of the outstanding Common Shares.

BUSINESS TO BE CONDUCTED AT THE MEETING

1. Presentation of Financial Statements

The audited consolidated financial statements of the Company for the financial year ended January 31, 2017, together with the report of the auditors thereon, will be placed before the Meeting. Copies of the financial statements and management discussion and analysis (“MD&A”) can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge. These documents are also available online at www.sedar.com and www.sec.gov.

2. Election of Directors

Director Nominees for Election

The Board of Directors have passed a resolution to set the number of directors to be elected at nine. All current directors intend to stand for re-election to the Board of Directors, with the exception of Matthew Daley. Management has put forward the names of the directors as nominees as outlined below.

The term of each present director expires at the conclusion of the Meeting. Each director elected at the Meeting will hold office until the conclusion of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with PolyMet’s Articles or the Company’s governing legislation.

PolyMet is not aware that any of the nominees will be unable or unwilling to serve as one of the directors; however, should PolyMet become aware of such an occurrence before the election of directors takes place at the Meeting and if the persons named in the accompanying Form of Proxy are appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Board of Directors in its discretion, may select.

Directors are elected by a plurality of votes cast by proxy or in person at the Meeting, which means that those nominees for election to the Board of Directors receiving the largest number of favourable votes will be elected as directors, up to the maximum number of directors set by ordinary resolution. Shareholders are not entitled to cumulate votes for the election of directors and no class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors. Abstention from voting on the election of directors will have no impact on the outcome of this proposal since no vote will have been cast in favour of any nominee.

The persons named in the management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” each named nominee.

The Board of Directors recommends a vote “FOR” each named nominee.

Information about Nominees for Directors

The following table provides certain information regarding management’s nominees for election to the Board of Directors. The respective nominees have provided this information to PolyMet as of May 24, 2017.

Name, Province/State and Country of Residence	Director Since	Position with PolyMet	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
Dennis M. Bartlett Arizona, United States	N/A	Proposed Director	Nil
Jonathan Cherry(5, 6) Minnesota, United States	July 16, 2012	Director, President & Chief Executive Officer	872,814
Mike Ciricillo Arizona, United States	N/A	Proposed Director	Nil
Dr. David Dreisinger(3, 4, 5, 6) British Columbia, Canada	October 3, 2003	Director	411,101
W. Ian L. Forrest (2, 3, 4) Vaud, Switzerland	October 3, 2003	Director, Chairman	2,833,071
Helen Harper (3, 5, 6) Ontario, Canada	July 13, 2016	Director	Nil
Alan R. Hodnik(2, 4, 5) Minnesota, United States	March 9, 2011	Director	204,071
Stephen Rowland(4, 6) Connecticut, United States	October 30, 2008	Director	203,571
Michael M. Sill(2, 3, 5) Minnesota, United States	March 9, 2011	Director	467,105

Notes:	(1)	The information as to the number of Common Shares owned, controlled or directed, directly or indirectly, has been based upon information provided by each of the proposed nominees for director and reports filed on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

	(2)	Member of the Compensation Committee.

	(3)	Member of the Audit Committee. Helen Harper is a non-voting participant of this committee.

	(4)	Member of the Nominating and Corporate Governance Committee. Stephen Rowland is a non-voting participant of this committee.

	(5)	Member of the Health, Safety, Environment and Communities Committee.

	(6)	Member of the Technical Steering Committee.

The following is a brief profile of each of the nominees for election to the Board of Directors:

Dennis M. Barlett is being nominated as a member of the board of directors for the first time. Mr. Bartlett has 40 years of diverse mining experience and is the Executive Director and a founding partner in Cupric Canyon Capital, a private company that is developing a large copper mine in Botswana. He began his career with Phelps Dodge Mining Company in 1977 as a mining engineer at the Tyrone, New Mexico copper operation. During the 1980’s, Mr. Bartlett held positions in mine planning and operations at the Tyrone and Chino mines. In the early 1990’s, he was a Technical Services Manager for the development, construction and start-up of the Candelaria mine in Chile. After returning from Chile, Mr. Barlett served as General Manager of the Morenci mine in Arizona, President of Chino Mines Company in New Mexico, President of Climax Molybdenum Company and Vice President, North American Operations for Phelps Dodge Mining Company. From 2001 to 2003, he served as Senior Vice President, Mining Operations in charge of all Phelps Dodge copper mining operations in North and South America. He then served as Senior Vice President, Development for Phelps Dodge Mining Company (subsequently Freeport-McMoRan Mining Company) from 2003 to 2007. While in this role, his team completed a large expansion of the Cerro Verde coppier mine in Peru, constructed a new copper mine near Safford, Arizona and started development of the Tenke Fungurume copper mine in Africa. Mr. Bartlett holds a Bachelor of Science degree in Mining Engineering as well as a Masters degree in Business Administration. Mr. Bartlett currently resides in Arizona, United States.

Jonathan Cherry has served as the President and Chief Executive Officer and as a member of the board of directors since July 2012. He is the Chair of the Health, Safety, Environment and Communities committee and is also a member of the Technical Steering committee. Mr. Cherry has been involved in the mining industry since 1990 and prior to joining the Company in 2012, Mr. Cherry’s career spanned more than 20 years with Rio Tinto where he worked in a number of positions, including general manager, where he was responsible for permitting and the initial development of the Eagle Mine in Michigan’s Upper Peninsula. His last position was Vice President with Rio Tinto, responsible for strategic direction in environmental permitting and compliance, legal matters and external relations related to mine development of the Resolution copper project in Arizona. Mr. Cherry is a licensed Professional Engineer. Mr. Cherry currently resides in Minnesota, United States.

Mike Ciricillo is being nominated as a member of the board of directors for the first time. Mr. Ciricillo began his career at INCO Ltd in Ontario Canada, before joining Phelps Dodge/Freeport McMoRan in various operating positions of increasing responsibility in the United States, Chile, The Netherlands and Democratic Republic of Congo. He joined Glencore Peru in 2014 and is currently responsible for copper smelting and refining at Glencore. Mr. Ciricillo currently resides in Arizona, United States.

Dr. David Dreisinger has served as a member of the board of directors since October 2003. He is the Chair of the Technical Steering committee and is also a member of the Health, Safety, Environment and Communities, the Audit and Nominating and Corporate Governance committees. Since 1988, Dr. Dreisinger has been a member of the faculty at the University of British Columbia in the Department of Materials Engineering and is currently Professor and Chairholder of the Industrial Research and Chair in Hydrometallurgy. He has published over 250 papers and has been extensively involved as a process consultant in industrial research programs with metallurgical companies. Dr. Dreisinger has participated in 19 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper recovery from sulfide ores, and the Sepon Copper Process for copper recovery from sulfidic-clayey ores.  Dr. Dreisinger serves as a director of Search Minerals, Inc. and as Vice President – Metallurgy for each of Camrova Resources Inc., Search Minerals Inc., and TriMetals Mining Inc. Dr. Dreisinger currently resides in British Columbia, Canada.

W. Ian L. Forrest has served as a member of the board of directors since October 2003 and Chairman since July 2012. Mr. Forrest was previously the Chairman of the board from May 2004 to February 2008 and Co-Chairman from January 2011 to July 2012. He is the Chair of the Nominating and Corporate Governance committee and is also a member of the Audit and Compensation committees. Mr. Forrest played an important role in our revival in 2003. Mr. Forrest is a member of the Institute of Chartered Accountants of Scotland. Mr. Forrest has more than 40 years of experience with public companies in the resource sector. His experience encompasses the areas of promotion, financing, exploration, production and company management. He has also participated in several notable projects including Gulfstream's North Dome gas discovery, Qatar, Reunion Mining's Scorpion zinc, Namibia, which was subsequently developed by Anglo American, and Ocean Diamond Mining, which pioneered the independent diamond dredging industry off the west coast of southern Africa. He also served as a director of Tanager Energy Inc. (formerly MGold Resources Inc.) until October 2011 and Belmore Resources (Holdings) plc until July 2011 when it was acquired by Lundin Mining Ltd. He was a director of Viatrade plc, which was put into receivership in August 2009. He also served on the boards of Georex SA and Poros SAS, companies in the oil sector. Mr. Forrest currently resides in Vaud, Switzerland.

Helen Harper has served as a member of the Board of Directors since July 2016. She is also a member of our Technical Steering, the Health, Safety, Environment and Communities, and the Audit committee, as a non-voting participant. Ms. Harper serves as Asset Manager for Glencore’s North American copper operations and legacy sites. She began her career as a process metallurgist with the Finnish process technology provider Outotec. She worked on mineral processing and water treatment designs and optimizations before moving into more business and commercially oriented roles within Outotec and subsequently Xstrata. She has held the position of Asset Manager with Glencore since 2013. Ms. Harper holds degrees in metallurgical engineering and business and is a member of the Chartered Professional Accountants of Ontario.  Ms. Harper currently resides in Ontario, Canada.

Alan R. Hodnik has served as a member of the board of directors since March 2011. He is the Chair of the Compensation committee and is also a member of the Nominating and Corporate Governance and the Health, Safety, Environment and Communities committees. Mr. Hodnik was named President of ALLETE Inc. in May 2009, CEO in May 2010, and named ALLETE Board Chairman in May 2011. Since joining ALLETE in 1982, Mr. Hodnik has served as Vice President-Generation Operations, Senior Vice President of Minnesota Power Operations, and Chief Operating Officer. As Chief Operating Officer, he provided leadership to BNI Coal Mining-North Dakota, Superior Water Light & Power-Wisconsin and transmission, distribution, generation, engineering, customer service for all aspects of Minnesota Power. Minnesota Power is the region’s power supplier, including serving all large industrial mining and paper producers within the mineral district where PolyMet’s proposed mill is located. Mr. Hodnik was elected and served as Mayor of the City of Aurora, Minnesota from 1987-1998. The cities of Aurora-Hoyt lakes co-host our PolyMet Erie Mine site location. Mr. Hodnik serves on the Edison Electric Institute (EEI), as well as, the Essentia Health Systems Boards of Directors. Mr. Hodnik currently resides in Duluth, Minnesota and has forged and maintains very strong working relationships with government, business, labor, education and community stakeholders in the State of Minnesota, Duluth and Iron Range regions. Mr. Hodnik currently resides in Minnesota, United States.

Stephen Rowland has served as a member of the board of directors since October 2008. He is also a member of the Technical Steering committee and the Nominating and Corporate Governance committee, as a non-voting participant. Mr. Rowland has been an executive with Glencore, a diversified natural resources company, since 1988. Mr. Rowland has held various positions with responsibility for international trading in metals and minerals in London, Switzerland, and the United States. Mr. Rowland currently resides in Connecticut, United States.

Michael M. Sill has served as a member of the board of directors since March 2011. He is the Chair of the Audit committee and is also a member of the Compensation and Health, Safety, Environment and Communities committees. Since 1994, Mr. Sill has served as President and CEO of Road Machinery & Supplies Co., a distributor of construction, mining and forestry equipment. Educated at Dartmouth College and J.L. Kellogg Graduate School of Management, Mr. Sill started his career as a financial analyst and commercial lending officer with The Northern Trust Company. He serves on the board of Reviva Corporation and Dunwoody College of Technology, and has previously served on the Twin Cities Regional Board of US Bank and numerous industry association boards. Mr. Sill currently resides in Minnesota, United States.

To the knowledge of PolyMet’s management, except for Mr. Forrest’s directorships as noted below, no directors: (i) are, at the date hereof, or have been, during the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director; or (ii) have, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the director. Viatrade plc, an investment company of which Mr. Forrest was a director, went into administration in August 2009. Georex SA, an oil services company of which Mr. Forrest was a director, is in the process of filing for administration in France on account of its business model no longer being sustainable. Poros SAS, an associated company of Georex SA of which Mr. Forrest was also a director, has ceased to be active since France banned oil shale fracking.

3. Appointment of Auditors

PricewaterhouseCoopers LLP has served as PolyMet’s auditor since April 2006. Upon the recommendation of the Audit Committee, management proposes that PricewaterhouseCoopers LLP be appointed as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. If the resolution is not adopted, the Business Corporations Act (British Columbia) provides that the current auditor, PricewaterhouseCoopers LLP, will continue to act for PolyMet until such time as the shareholders approve an alternative auditor.

A simple majority of the votes cast by proxy or in person at the Meeting is required to approve the proposed appointment of PricewaterhouseCoopers LLP.

The persons named in the management’s proxy intend to vote the Common Shares represented by proxies for which either of them is appointed proxyholder “FOR” the appointment of PricewaterhouseCoopers LLP as the auditor to hold office until the close of the next annual meeting of shareholders and that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.

The Board of Directors recommends a vote “FOR” appointing PricewaterhouseCoopers LLP.

4. Other Business

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to PolyMet shall properly come before the said Meeting, the Form of Proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

 STATEMENT OF EXECUTIVE COMPENSATION

In this Management Proxy Circular, a “Named Executive Officer” (“NEO”) means: (i) the Chief Executive Officer; (ii) the Chief Financial Officer; (iii) the three other most highly compensated executive officers at the end of the financial year; and (iv) each individual who would be an NEO but for the fact that the individual was neither an executive officer, nor serving in a similar capacity as the end of the financial year. For the financial year ended January 31, 2017, PolyMet had five NEO’s, namely Messrs. Jonathan Cherry, Douglas Newby, Bradley Moore, Ryan Vogt and Andrew Ware. Messrs. Vogt and Ware are not executive officers (for the purposes of applicable securities legislation) but constitute NEOs.

Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board of Directors regarding the compensation to be paid to each of the executive officers of PolyMet. In addition, the Compensation Committee makes recommendations regarding compensation programs and policies and the granting of options and other stock-based awards under the Omnibus Plan and Share Bonus Plan.

Composition of the Compensation Committee

During the year ended January 31, 2017, the following individuals served as members of the Compensation Committee: Alan R. Hodnik, W. Ian L. Forrest and Michael M. Sill, each of whom were directors of PolyMet during the time they served and all of whom are non-management and were deemed to be independent during the year. Each of the members of the Compensation Committee has extensive experience in corporate management in either the mining industry or in businesses located in Minnesota. Mr. Hodnik serves as Chairman, President and CEO of ALLETE Inc., a Minnesota-based energy company, where he has overall responsibility for approximately 2,000 employees, many of whom are skilled engineers, environmental specialists or experienced in project development and finance, and many of whom work in northeastern Minnesota. Mr. Forrest has more than forty years of experience in senior corporate management and board oversight primarily in the global natural resources industries. Mr. Sill serves as President and CEO of Road Machinery & Supplies Co., a Minnesota-based distributor of construction, mining and forestry equipment, where he has overall responsibility for approximately 270 employees.

PolyMet has utilized a compensation consultant, The Human Well, since August 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Compensation Committee used this data to ensure PolyMet has the ability to attract, retain and motivate directors and key executives. Compensation is intended to be competitive with similar positions in the comparator group. The comparator group includes publicly held companies of similar size and market capitalization in Canada and the United States and other companies operating in the mining industry in North America. PolyMet uses comparator group information as a general guide to assist in comparing and reviewing compensation levels and establishing compensation arrangements. PolyMet does not rely solely on specific benchmarks relative to the comparator group or any particular company in the comparator group but does consider this information when setting the overall compensation strategy.

PolyMet paid the following fees to The Human Well for these services for the years ended January 31, 2017 and 2016.

Year	Executive Compensation Related Fees (US$)	All Other Fees (US$)
2017	67,165	38,580
2016	29,408	N/A

The Human Well will continue to provide PolyMet with compensation consulting services for the current fiscal year.

No members of the Compensation Committee are officers or employees or were former officers or employees of PolyMet or any subsidiaries within the last three years, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to PolyMet or any interest in material transactions involving PolyMet. In addition, executive officers have not served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of the Compensation Committee or Board of Directors. The Compensation Committee met five times during the year, including three in camera sessions. All meetings of the Compensation Committee are documented in the form of meeting minutes.

Objectives of Executive Compensation

Due to the competitive nature of the industry, executive talent have significant career mobility and, as a result, the competition for experienced executives is great. The existence of this competition along with the need for talented and experienced executive officers to realize business objectives underlies the design and implementation of all compensation programs.

The Compensation Committee endeavours to ensure that PolyMet’s compensation policies:

•	align the short-term and long-term interests of its management team with those of its shareholders;
•	attract and retain highly qualified executives;
•	motivate performance and recognize and reward contribution to the success of PolyMet as measured by the accomplishment of specific performance objectives; and
•	ensure that a significant proportion of compensation is at risk and directly linked to the success of PolyMet.

The Compensation Committee has adopted share ownership guidelines for directors and other key personnel. To be in compliance, directors must achieve ownership levels equal to five (5) times the annual base director fee and the President & Chief Executive Officer must achieve ownership levels equal to three (3) times the annual base salary within five (5) years. As of May 24, 2017, the Compensation Committee was satisfied that these goals are being met in a timely fashion.

Risks Associated with PolyMet’s Compensation Policies and Practices

The Company’s compensation program is structured in a way that does not encourage excessive risk-taking by employees. Performance targets are designed to measure a mixture of financial and non-financial measures and to balance short-term and longer-term objectives. No single metric or objective can significantly impact executive compensation in a given year.

The compensation mix between base salary and at-risk pay (long-term incentives), and the balance between annual or short-term (paid in cash and shares) and long-term incentives (paid in stock options, restricted shares, and restricted share units), are designed to ensure that executive officers do not take inappropriate or excessive risks in the performance of their duties. Before recommending the compensation mix to the Board, the Compensation Committee undertakes an annual review of the compensation policies and programs and considers the implications and risks associated with such policies and programs. Based on its most recent review, the Compensation Committee did not identify any risks from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Policy Against Hedging

No executive officer or director is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities that are granted as compensation held directly or indirectly.

Structure of Executive Compensation

PolyMet’s compensation program for executive officers is designed to reward commitment and achievement with respect to overall financial and operating performance of PolyMet, the overall assessment of each executive officer’s individual performance, and each executive officer’s contribution towards meeting corporate objectives, levels of responsibility and length of service. PolyMet has structured long-term incentives to ensure that compensation is closely aligned with shareholder interests and that a significant proportion of compensation is at risk and linked to PolyMet’s success.

Elements of Executive Compensation

PolyMet’s compensation package for its executive officers consists of base salary, annual or short-term incentives, long-term incentives, and customary employment benefits. See the “Summary Compensation Table" for disclosure of total direct compensation (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) paid to the NEO’s during the three most recently completed fiscal years ended January 31, 2017, 2016, and 2015.

The Compensation Committee believes that the elements of executive compensation, when combined, form an appropriate mix of compensation. The elements provide competitive salary, link executive compensation to corporate and individual performance (which rewards behavior that creates long-term value for shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term incentives.

For the Company’s executive officers, the compensation mix is established with an emphasis on variable (or “at risk”) pay, which is not guaranteed, including a strong equity-linked component. The total value is weighted towards “at-risk” variable compensation, which is based on performance and ties total direct compensation to the achievement of current and longer-term corporate objectives and strategies.

Base Salary

Base salary levels reflect the fixed component of pay that compensates the NEO’s for fulfilling their roles and responsibilities and assists in the attraction and retention of highly qualified executives. Base salaries are reviewed on an annual basis for each individual and adjusted where it is deemed necessary. In order to ensure that base salaries are competitive relative to similar positions within the mining industry, industry salary surveys are reviewed. Other considerations taken into account when examining base salaries include: years of experience, the contribution which the individual can make and has made to the success of the Company, the level of responsibility and authority inherent in the individual’s job, and leadership qualities of the individual.

Annual and Long-Term Incentives

The Company has an Annual or Short-Term Incentive Plan (“STIP”) and Long-Term Incentive Plan (“LTIP”) developed by the Compensation Committee and approved by the Board, pursuant to which key employees are eligible for a bonus calculated as a percentage of their annual base salary if certain performance criteria prescribed by the STIP and LTIP are satisfied. Incentives are based on two factors, namely (i) the achievement of specific corporate objectives, and (ii) the individual’s performance. The weighting is based on the individual’s level in the Company. The evaluation of PolyMet’s corporate performance is based on achievement of specific targets such as achievement of environmental review and permitting milestones, operating expenditures, and safety. The individual performance component is more subjective and is based on individual goals established at the beginning of the year for each individual, which are linked to the achievement of the Company’s goals.

PolyMet’s incentive compensation policy provides for targets for annual or short-term incentive compensation and long-term incentive compensation as a percentage of base salary. These targets are then multiplied by a performance factor to arrive at a final bonus as a percentage of salary. The performance factor is designed to provide the flexibility to recognize exceptional performance of an individual and is determined by the Compensation Committee with respect to the Chief Executive Officer, and jointly by the Compensation Committee and the Chief Executive Officer for other individuals. The performance factor, together with the targets, create a limit (the “maximum permissible bonus”) on the incentive compensation as a percentage of base salary.

Ultimately, the Compensation Committee uses its discretion at the end of the year when comparing actual achievements against the performance criteria prescribed by the STIP and LTIP. The Compensation Committee believes that rigid formulas can occasionally lead to an unwarranted result that does not accurately reflect performance and believes that the discretion of the Board should be the ultimate determinant of final, overall compensation within the context of pre-determined guidelines. See “Summary Compensation Table” in this Circular for actual amounts paid and value granted to Named Executive Officers for the fiscal year ended January 31, 2017.

Common Share Performance Graph

PolyMet’s Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “POM”. The Common Shares also trade on the NYSE MKT (“NYSE”) under the symbol “PLM”. Assuming an initial investment of $100, the following graph illustrates the comparison between the cumulative total shareholder return on the Common Shares (based upon the trading prices on the TSX) relative to the cumulative total return on the S&P/TSX Composite Index and S&P TSX Composite Index – Metals and Mining for the period of February 1, 2012 to January 31, 2017.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

	2012	2013	2014	2015	2016	2017

PolyMet Mining Corp.	100.00	74.67	79.33	88.67	69.33	75.33
S&P/TSX Composite Index	100.00	105.01	116.99	128.99	116.24	143.62
S&P/TSX Composite Index – Metals & Mining	100.00	76.54	57.59	52.98	34.59	62.21

The S&P/TSX Composite Index is an index of the share prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy, and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. The S&P/TSX Composite Index – Metals & Mining is comprised of the world’s leading mining companies with holdings and projects all over the globe. Stocks included in this index provide diverse geographic exposure to mining companies and broad exposure to metals and minerals. As such, it is difficult to directly compare the NEO compensation with the trends reflected in the graph above. However; it is important to note that following several management changes in recent years, including the hiring of a new CEO in July 2012, the slope of the share price performance line has changed such that the Company has outperformed the Metals & Mining index during the last several years.

The Company is of the view that compensation levels for the executive officers cannot and should not be directly compared to year-over-year relative share price performance. Global commodity prices and general market conditions are significant factors affecting the Company’s share price and these are beyond the control of the Company’s executive officers.

The Company’s executive compensation package is designed to attract and retain top quality managers for the longer-term to manage and grow the business through both adverse and favorable economic cycles. During the year ended January 31, 2017, a significant portion of executive officer compensation was based on long-term incentives with the ultimate value received tied directly to the Company’s share price performance.

Highlights for the financial years ended January 31, 2017, 2016, and 2015 included:

•	March 2014 – EPA review of the supplemental draft EIS (“SDEIS”), including an EC-2 rating which is the highest rating for a proposed mining project, so far as the Company is aware;
•	February 2015 – $30 million senior secured non-convertible loan facility from Glencore;
•	November 2015 – publication of the Final EIS and USFS Draft Record of Decision (“ROD”) on the proposed land exchange;
•	January 2016 – additional $11 million senior secured non-convertible loan facility from Glencore;
•
March 2016 – Minnesota determined that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements and responds appropriately to public comments. The 30-day period allowed by law to challenge the state’s decision passed without any legal challenge being filed. The Final EIS demonstrates that the NorthMet Project can be constructed and operated in compliance with environmental and human health standards;

•	June 2016 – additional $14 million senior secured non-convertible loan facility from Glencore;
•
July 2016 – the Company submitted applications for water-related permits required to construct and operate NorthMet. The Eastern Region Regional Office of the USFS issued its response to comments on the Draft ROD for the land exchange and instructed the Superior National Forest to proceed with completing the Final ROD. The Company also repaid the $4.0 million initial principal loan from the Iron Range Resources and Rehabilitation Board (“IRRRB”);

•
August 2016 – the Company renewed its request for Water Quality Certification under Section 401 of the Clean Water Act and submitted the air quality permit application required to construct and operate NorthMet;

•
October 2016 – the Company closed the initial tranche of a private placement of 25,963,167 units for gross proceeds of $19.472 million and a second tranche of a private placement of 14,111,251 units for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership;

•	November 2016 – the Company submitted the permit to mine application required to construct and operate NorthMet;
•
December 2016 – the Company received AEMA’s Environmental Excellence Award for its responsible development of the NorthMet Project. The Memorandum of Agreement of the Section 106 Consultation under the National Historic Preservation Act was signed by the statutory parties; and

•	January 2017 – the USFS issued its Final ROD authorizing the land exchange.

In determining executive compensation, the Compensation took into consideration corporate performance and individual performance. Although individual performance of the executives met performance objectives on a number of fronts, corporate performance had its mixture of successes and challenges.

Summary Compensation Table

The following table provides a summary of compensation earned during the financial years ended January 31, 2017, 2016, and 2015 by the NEO’s:

Non-equity incentive plan compensation (US$)
Name and principal position	Year	Salary (US$)	Share- based awards (US$)(1)	Option- based awards (US$)(2)	Non-equity Annual incentive plans	Long- term incentive plans	Pension value (US$)(3)	All other compensation (US$)	Total compensation (US$)
Jonathan Cherry President and Chief Executive Officer	2017 2016 2015	396,900 362,500 350,000	590,600 Nil 325,000	625,800 Nil 163,800	421,000 450,000 159,500	Nil Nil Nil	15,900 15,900 21,000	Nil Nil Nil	2,050,200 828,400 1,019,300
Douglas Newby Chief Financial Officer	2017 2016 2015	255,700 252,500 250,000	249,200 Nil 138,000	264,000 Nil 69,100	132,300 114,800 67,700	Nil Nil Nil	7,700 7,600 7,500	Nil Nil Nil	908,900 374,900 532,300
Bradley Moore Executive Vice President, Environmental and Governmental Affairs	2017 2016 2015	210,700 205,000 197,500	236,200 Nil 89,600	249,100 Nil 45,200	111,800 150,200 44,000	Nil Nil Nil	12,600 12,300 12,000	Nil Nil Nil	820,400 367,500 388,300
Ryan Vogt Corporate Controller	2017 2016 2015	172,600 166,000 160,000	99,300 Nil 46,900	105,600 Nil 23,300	55,900 53,800 23,000	Nil Nil Nil	10,400 9,500 9,000	Nil Nil Nil	443,800 229,300 262,200
Andrew Ware Chief Geologist	2017 2016 2015	154,900 152,300 150,000	67,600 Nil 70,600	71,900 Nil 33,400	81,100 73,400 34,600	Nil Nil Nil	9,300 9,200 9,000	Nil Nil Nil	384,800 234,900 297,600

Notes:	(1)	Balances represent shares valued using the Company’s share price the day prior to the grant.

Mr. Cherry was granted 151,875 unrestricted shares on January 5, 2015 valued at $162,500 and 151,875 restricted share units on January 5, 2015 valued at $162,500 with vesting on the earlier of December 1, 2016 or at the start of production. On February 1, 2016, Mr. Cherry was granted 392,442 restricted share units valued at $298,200 with vesting on February 1, 2018. On January 5, 2017, Mr. Cherry was granted 389,815 restricted share units valued at $292,400 with vesting on January 5, 2019.

Mr. Newby was granted 64,464 unrestricted shares on January 5, 2015 valued at $69,000 and 64,464 restricted share units on January 5, 2015 valued at $69,000 with vesting on the earlier of December 1, 2016 or at the start of production. On February 1, 2016 Mr. Newby was granted 166,788 restricted stock units valued at $126,700 with vesting on February 1, 2018. On January 5, 2017, Mr. Newby was granted 163,310 restricted share units valued at $122,500 with vesting on January 5, 2019.

		Mr. Moore was granted 41,905 unrestricted shares on January 5, 2015 valued at $44,800 and 41,905 restricted shares units on January 5, 2015 valued at $44,800 with vesting on the earlier of December 1, 2016 or at the start of production. On February 1, 2016 Mr. Moore was granted 174,593 restricted stock units valued at $132,700 with vesting on February 1, 2018. On January 5, 2017, Mr. Moore was granted 138,056 restricted share units valued at $103,500 with vesting on January 5, 2019.

		Mr. Vogt was granted 21,905 unrestricted shares on January 5, 2015 valued at $23,450 and 21,905 restricted shares units on January 5, 2015 valued at $23,450 with vesting on the earlier of December 1, 2016 or at the start of production. On February 1, 2016 Mr. Vogt was granted 62,500 restricted stock units valued at $47,500 with vesting on February 1, 2018. On January 5, 2017, Mr. Vogt was granted 69,012 restricted share units valued at $51,800 with vesting on January 5, 2019.

		Mr. Ware was granted 33,000 unrestricted shares on January 5, 2015 valued at $35,300 and 33,000 restricted share units on January 5, 2015 valued at $35,300 with vesting on the earlier of December 1, 2016 or at the start of production. On February 1, 2016 Mr. Ware was granted 39,254 restricted stock units valued at $29,800 with vesting on February 1, 2018. On January 5, 2017, Mr. Ware was granted 50,366 restricted share units valued at $37,800 with vesting on January 5, 2019.

	(2)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

On January 5, 2015, Mr. Cherry was granted 502,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $163,800 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On February 1, 2016, Mr. Cherry was granted 1,147,000 stock options with immediate vesting. These options expire February 1, 2021 and have an exercise price of $0.7600. The fair value of $304,800 was determined using the following key assumptions: risk free interest rate of 1.01%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 55.87%, and estimated life of 2.50 years. On January 5, 2017, Mr. Cherry was granted 1,212,000 stock options with immediate vesting. These options expire January 5, 2022 and have an exercise price of $0.7500. The fair value of $321,000 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years.

On January 5, 2015, Mr. Newby was granted 213,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $69,100 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On February 1, 2016, Mr. Newby was granted 487,000 stock options with immediate vesting. These options expire February 1, 2021 and have an exercise price of $0.7600. The fair value of $129,400 was determined using the following key assumptions: risk free interest rate of 1.01%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 55.87%, and estimated life of 2.50 years. On January 5, 2017, Mr. Newby was granted 508,000 stock options with immediate vesting. These options expire January 5, 2022 and have an exercise price of $0.7500. The fair value of $134,600 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years.

On January 5, 2015, Mr. Moore was granted 138,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $45,200 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On February 1, 2016, Mr. Moore was granted 510,000 stock options with immediate vesting. These options expire February 1, 2021 and have an exercise price of $0.7600. The fair value of $135,500 was determined using the following key assumptions: risk free interest rate of 1.01%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 55.87%, and estimated life of 2.50 years. On January 5, 2017, Mr. Moore was granted 429,000 stock options with immediate vesting. These options expire January 5, 2022 and have an exercise price of $0.7500. The fair value of $113,600 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years.

On January 5, 2015, Mr. Vogt was granted 72,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $23,300 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On February 1, 2016, Mr. Vogt was granted 183,000 stock options with immediate vesting. These options expire February 1, 2021 and have an exercise price of $0.7600. The fair value of $48,600 was determined using the following key assumptions: risk free interest rate of 1.01%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 55.87%, and estimated life of 2.50 years. On January 5, 2017, Mr. Vogt was granted 215,000 stock options with immediate vesting. These options expire January 5, 2022 and have an exercise price of $0.7500. The fair value of $57,000 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years.

On January 5, 2015, Mr. Ware was granted 109,000 stock options with immediate vesting. These options expire January 5, 2020 and have an exercise price of $1.0700. The fair value of $33,400 was determined using the following key assumptions: risk free interest rate of 0.68%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 50.97%, and estimated life of 2.25 years. On February 1, 2016, Mr. Ware was granted 115,000 stock options with immediate vesting. These options expire February 1, 2021 and have an exercise price of $0.7600. The fair value of $30,600 was determined using the following key assumptions: risk free interest rate of 1.01%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 55.87%, and estimated life of 2.50 years. On January 5, 2017, Mr. Ware was granted 156,000 stock options with immediate vesting. These options expire January 5, 2022 and have an exercise price of $0.7500. The fair value of $37,800 was determined using the following key assumptions: risk free interest rate of 1.30%, expected dividend yield of zero, expected forfeiture rate of zero, expected volatility of 56.08%, and estimated life of 2.50 years.

(3)	Balances represent Company contributions under 401K pension plan.

Incentive Plan Awards

PolyMet employs both annual or short-term incentive plans and long-term incentive plans to award its employees for individual and company performance. Annual or short-term incentives consist of cash and vested shares. Long-term incentives consist of stock options, restricted shares, and restricted share units. Option-based and share-based awards are issued under the Omnibus Plan and the Share Bonus Plan, both of which are described in detail below.

Omnibus Plan

PolyMet’s Omnibus Plan was approved by shareholders at the 2007 Annual and Special Meeting held on June 27, 2007, reapproved by shareholders at the 2010 Annual General and Special Meeting held on July 7, 2010, further amended and reapproved by shareholders at the 2012 Annual General and Special Meeting held on July 10, 2012 and reapproved by shareholders at the 2015 Annual General and Special Meeting held on July 15, 2015 and is administered by the Compensation Committee. The maximum number of Common Shares issuable under the Omnibus Plan may not at any time exceed 10% of the Common Shares issued and outstanding on the grant date, of which 3,640,000 Common Shares remain reserved for issuance under PolyMet’s existing Share Bonus Plan.

The Omnibus Plan provides the flexibility to issue many types of incentive awards, including stock options, restricted stock, and restricted stock units. Stock options are rights to purchase a specified number of shares of PolyMet at a pre-determined exercise price. Because the exercise price of a stock option is fixed, a stock option becomes more valuable as the price of the shares increase. Thus, stock option grants focus management’s attention on long-term growth in shareholder value and share price appreciation. Stock options also are a valuable retention tool because stock option grants typically become exercisable (or vest) over a period of time and, with limited exceptions, stock options are forfeited if the recipient’s employment with PolyMet terminates.

General Provisions of the Omnibus Plan

The following is a summary of important provisions of the Omnibus Plan. A shareholder or any other interested party may obtain a copy of the current Omnibus Plan by contacting the Corporate Secretary of the Company or by accessing it online at www.sedar.com and www.sec.gov.

Purpose. The purpose of the Omnibus Plan is to promote PolyMet’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote PolyMet’s business and financial success, to further the identity of interest of persons to whom Awards (as defined in the Omnibus Plan) may be granted with those of the shareholders generally through a proprietary ownership interest in PolyMet, and to assist PolyMet in attracting, retaining and motivating its directors, officers, employees and consultants.

Eligible Participants. Under the Omnibus Plan, the board can, at any time, appoint a committee (the “Compensation Committee”) to oversee the administration of the Omnibus Plan. The Compensation Committee can, from time to time, recommend Awards to any director, officer, employee or any individual, company or other person engaged to provide ongoing valuable services to PolyMet (a “Consultant”), or to a person otherwise approved by the Compensation Committee (any such person or company is called an “Eligible Person”).

Number of Securities Issued or Issuable. The maximum number of Common Shares issuable under the Omnibus Plan will be 10% of all issued and outstanding Common Shares; of which 3,640,000 Common Shares are reserved for issuance as Bonus Shares. A further 2,500,000 common shares are reserved for issuance pursuant to an exemption under Section 613(c) of the TSX Company Manual as an inducement to Mr. Cherry entering into full time employment with PolyMet.

For purposes of the above, if an Award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates will be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Omnibus Plan. Every Common Share subject to an Award that is an option or a stock appreciation right will be counted against the limit as one (1) Common Share.

Any Common Shares that are used by a Participant (as defined below) as full or partial payment to PolyMet of the purchase price relating to an Award will again be available for granting Awards under the Omnibus Plan. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by PolyMet for an amount not greater than the Participant’s purchase price, the Common Shares will again be available for issuance under the Omnibus Plan. Common Shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an Award that is settled in cash.

Maximum Grant to Insiders. The aggregate number of Common Shares issuable to all persons to whom Awards have been granted under the Omnibus Plan (a “Participant”) that are insiders, pursuant to the Omnibus Plan or issuable in any one year period to persons that are insiders, when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis) excluding Common Shares that may be issued as Performance Awards (which include, for greater certainty, those Common Shares issuable under PolyMet’s existing Share Bonus Plan).

Maximum Grant to Independent Directors. The aggregate number of Common Shares issuable to any one Participant that is an independent director of PolyMet, pursuant to the Omnibus Plan or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed 1% of the total number of outstanding Common Shares (on a non-diluted basis), excluding Common Shares reserved for issuance to such Participant at a time when such Participant was not an independent director of PolyMet and excluding Common Shares that may be issued under PolyMet’s existing Bonus Plan.

Maximum Grant to Any One Participant. Subject to the restrictions set forth under “Maximum Grant to Insiders” and “Maximum Grant to Independent Directors” the aggregate number of Common Shares issuable to any one Participant, pursuant to the Omnibus Plan in any fiscal year of PolyMet or when combined with all other previously established and outstanding or proposed share compensation arrangements, cannot exceed, in aggregate, 5% of the total number of outstanding Common Shares.

Notwithstanding any other granting provision, the aggregate number of Common Shares issuable under the Omnibus Plan for U.S. Qualified Incentive Stock Options is equal to the maximum number of Common Shares subject to the Omnibus Plan, and for greater certainty cannot exceed 25 million Common Shares, subject to adjustment provisions in the Omnibus Plan and subject to the provisions of section 422 and 424 of the U.S. Internal Revenue Code.

Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee. Under no circumstances can the exercise price at the time of grant be less than the closing United States dollar trading price of the Common Shares on the NYSE MKT (formerly the NYSE Amex Stock Exchange) on the previous day of the date of grant.

Vesting of Options. Vesting is at the discretion of the Compensation Committee. However, if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date without cause, or a change of control of PolyMet occurs then all unvested Options will vest on the date of termination or change of control, as the case may be.

Term of Options. The term of options granted will be determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be later than the earlier of (i) the date which is the 10th anniversary of the date on which such option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject. In addition, the term of the options will be extended if the expiry date occurs during or within nine business days following the end of a blackout period (the interval of time during which PolyMet determines that one or more Participants cannot trade any securities because they may be in possession of undisclosed material information). In such circumstances, the options will be extended to the date, which is ten business days following the end of the blackout period. No U.S. Qualified Incentive Stock Option can be granted more than ten years after the earlier of (a) the date on which the Omnibus Plan was adopted by the Board; or (b) the date on which the Omnibus Plan was approved by PolyMet’s Shareholders.

Exercise of Options. Options may be exercised by a Participant: (i) upon payment of the exercise price; (ii) by arrangements made between PolyMet and a broker chosen by the Participant by which the broker pays PolyMet the exercise price of the Options that are exercised upon the sale of the Common Shares issued upon the exercise of the Options; or (iii) with the approval of the Compensation Committee, at the election of the Participant, by payment by PolyMet to the Participant of an amount equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option or by the issue of Common Shares to the Participant having a Market Price equal to the difference between the exercise price and the Market Price of the Common Shares to be issued on the exercise of the Option.

Stock Appreciation Rights. The Compensation Committee is authorized to grant Stock Appreciation Rights to Eligible Persons subject to the terms and conditions of the Omnibus Plan. For Stock Appreciation Rights granted under the Omnibus Plan, the Participant, upon exercise of the Stock Appreciation Right, has the right to receive, as determined by the Compensation Committee, cash or a number of Common Shares equal to the excess of: (a) the Market Price of one Common Share on the date of exercise (or, if the Compensation Committee so determines at any time during a specified period before or after the date of exercise), and; (b) the grant price of the Stock Appreciation Right as determined by the Compensation Committee, which grant price cannot be less than 100% of the Market Price of one Common Share on the date of grant of the Stock Appreciation Right.

The term of the Stock Appreciation Right granted will be determined by the Compensation Committee and specified in the Award agreement pursuant to which such Stock Appreciation Right is granted, provided that the date cannot be later than the earlier of (i) the date which is the seventh anniversary of the date on which such Stock Appreciation Right is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which PolyMet is subject.

Restricted Stock. The Compensation Committee is authorized to grant Restricted Stock to Eligible Persons under the Omnibus Plan. The Common Shares of restricted stock will be subject to such restrictions as the Compensation Committee may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise as the Compensation Committee determines.

Restricted Stock Unit. The Compensation Committee is authorized to grant Restricted Stock Units to Eligible Persons under the Omnibus Plan. A Restricted Stock Unit Award will be subject to a Restricted Stock Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Omnibus Plan, as the Compensation Committee determines.

Performance Awards. The Compensation Committee is authorized to grant Performance Awards to Eligible Persons under the Omnibus Plan. A Performance Award granted under the Omnibus Plan (i) may be denominated or payable in cash, Common Shares (including, without limitation, Restricted Stock and Restricted Stock Units), other securities, other Awards or other property, and (ii) will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Compensation Committee establishes. Subject to the terms of the Omnibus Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Award granted, the amount of any payment or transfer to be made pursuant to any Performance Award and any other terms and conditions of the Performance Award will be determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee is authorized to grant to an Eligible Person, subject to the terms of the Omnibus Plan, such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Omnibus Plan.

Termination of Options. Except as may be determined by the Compensation Committee or the Board of Directors; (i) if a Participant resigns or a Participant’s contract as a consultant terminates at its normal termination date, then all Options granted to such Participant expire 30 days after the date of resignation or termination; (ii) if a Participant’s employment is terminated by PolyMet without cause, or a Participant’s contract as a Consultant is terminated by PolyMet before its normal termination date without cause, then the Option will expire 180 days after the date of termination; (iii) if a Participant’s employment is terminated by PolyMet for cause, or a Participant’s contract as a consultant is terminated by PolyMet before its normal termination date for cause, then the Option will expire on the eighth day following the date of termination; (iv) if a Participant’s contract as a consultant is frustrated before its normal termination date due to permanent disability, then the Option will expire 180 days after the date of frustration; (v) if a Participant’s employment ceases due to permanent disability, then the Option will continue to become exercisable until the Expiry Date; (vi) if a Participant retires upon attaining the mandatory or early retirement age established by PolyMet from time to time, then the Option will expire on the Expiry Date; and (vii) if a Participant dies, then the Option will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

Termination of Stock Appreciation Rights. Stock Appreciation Rights will terminate on the earlier of the date determined by the Compensation Committee and specified in the award agreement or the seventh anniversary from the date granted. However, if a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or termination of the Participant for cause, the Stock Appreciation Rights will terminate on the date which is 180 days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, with PolyMet, or such earlier or later date as the Compensation Committee may determine but no later than the Expiry Date. If the Participant is terminated as a director, officer, employee or consultant of PolyMet for cause, Stock Appreciation Rights will terminate on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance. If a Participant dies, then the Stock Appreciation Rights will continue to become exercisable during the period ending on the earlier of (i) 12 months after the death of the Participant and (ii) the Expiry Date.

Termination of Restricted Stock and Restricted Stock Units. Except as otherwise determined by the Compensation Committee and as set forth in the applicable Award Agreement, upon a Participant’s termination of employment (as determined under criteria established by the Compensation Committee) during the applicable restriction period, all applicable Common Shares of Restricted Stock and Restricted Stock Units at such time subject to restriction shall be forfeited and reacquired by the Company; provided, however, that the Compensation Committee may, when it finds that a waiver would be in the best interest of the Company, waive in whole or in part any or all remaining restrictions with respect to Common Shares of Restricted Stock or Restricted Stock Units.

Change in Status. A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

Assignability. Awards granted under the Omnibus Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Omnibus Plan.

Procedure for Amending. The Compensation Committee has the right at any time to amend the Omnibus Plan or any Award agreement under the Omnibus Plan provided that shareholder approval has been obtained by ordinary resolution, including any amendment that would: (i) increase the number of Common Shares, or rolling maximum percentage, reserved for issuance under the Omnibus Plan; (ii) reduce the exercise price per Common Share under any option or Stock Appreciation Right or cancel any option or Stock Appreciation Right and replace such option or Stock Appreciation Right with an option or Stock Appreciation Right with a lower exercise price per Common Share; (iii) extend the term of an Award beyond its original expiry time; (iv) increase the limit on the participation by independent directors in the Omnibus Plan; or (v) permit an Award to be transferable or assignable to any person other than in accordance with the Omnibus Plan.

Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including the Stock Exchanges), amendments to vesting provisions of option agreements, amendments to the expiry date of options so long as such amendments do not extend options past the original date of expiration, and any amendments which provide for a cashless exercise feature with respect to an option so long as the feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Omnibus Plan.

Financial Assistance. PolyMet does not provide financial assistance to Participants to facilitate the purchase of Common Shares upon the exercise of options granted under the Omnibus Plan. However, there may be certain financial assistance provided by PolyMet for other types of Awards, subject to applicable law and the rules and policies of any securities regulatory authority or stock exchange with jurisdiction over PolyMet.

Other Material Information. Appropriate adjustments to the Omnibus Plan and to Awards granted thereunder are to be made to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of stock dividends or other changes in PolyMet’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a change of control, the Compensation Committee will, in an appropriate and equitable manner: (i) determine the purchase price or exercise price with respect to any Award, provided, however, that the number of Common Shares covered by any Award or to which such Award relates is always a whole number; or (ii) determine the manner in which all unexercised option rights granted under the Omnibus Plan will be treated; (iii) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (iv) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom the Award has been granted at least 30 days written notice of its intention to commute the option, and during such period of notice, the option, to the extent it has not been exercised, can be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option will lapse and be cancelled.

Control Change and Going Private Transaction. In addition to the foregoing, in the event of a transaction that, if completed could result in a change of control (including a take over bid), a Participant may exercise all Options granted to the Participant, but only for the purposes of participating in such transaction. In the event all of the equity interests in PolyMet are acquired without the substitution of an equivalent equity interest (a “going private transaction”), PolyMet may terminate the Options at the time of and subject to the completion of such going private transaction by giving at least 10 days prior written notice of such termination to the Participant and paying to the Participant at the time of completion of such going private transaction an amount equal to the fair value of such Option as determined by a recognized investment dealer in Canada as selected by the Compensation Committee for this purpose.

Share Bonus Plan

In 2003, PolyMet established the Share Bonus Plan for its directors and key employees and consultants (the “Key Employees”). The directors and Key Employees are collectively referred to as the “Share Bonus Plan Participants”. The Share Bonus Plan provides for the Common Shares to be issued to the Share Bonus Plan Participants upon PolyMet reaching certain identifiable milestones in its business plan, and is intended to reward the Share Bonus Plan Participants for their unique expertise and experience in achieving these milestones. The Board of Directors is of the view that, from a corporate governance perspective, it is more appropriate to provide a reward mechanism of this nature than to provide incentives to its Key Employees exclusively in the form of incentive stock options or other awards granted under the Omnibus Plan, since the share price can vary in accordance with a range of external factors not related to the performance of management and its Key Employees.

The Share Bonus Plan was initially adopted by the Board of Directors on November 5, 2003 and was approved by 98.42% of the disinterested shareholders at the Annual General and Special Meeting held on May 28, 2004.

On November 4, 2004, PolyMet adopted, and the shareholders approved, revisions to the existing Share Bonus Plan which limited the aggregate number of shares that may be issued under the Share Bonus Plan and PolyMet’s Incentive Stock Option plan to not more than 20% of the issued shares from time to time. As a result, at that time, the number of shares issuable under the Share Bonus Plan was limited to Milestones l and 2, for an aggregate number of 2,890,000 Common Shares. Milestone 1 and Milestone 2 have been reached and the 2,890,000 shares issuable upon the achievement of Milestone 1 and Milestone 2 have been issued.

At the Annual General and Special Meeting held on June 21, 2006, 98.82% of the disinterested shareholders approved the issue of a total of 2,350,000 shares to the Share Bonus Plan Participants upon the attainment of Milestone 3 - completion of a bankable feasibility study which indicates that production from the NorthMet Property is commercially feasible. Milestone 3 was met on October 24, 2006 and the 2,350,000 shares issuable upon the achievement of Milestone 3 have been issued.

At the Annual General and Special Meeting held on June 27, 2007, 97.83% of the disinterested shareholders approved PolyMet’s Omnibus Plan. The Omnibus Plan provided for the issuance of a total of 5,940,000 common shares under the Share Bonus Plan, of which 3,640,000 common shares remain to be issued upon achievement of Milestone 4.

At the Annual General and Special Meeting held on June 17, 2008, 84.13% of the disinterested shareholders approved the issuance of 3,640,000 shares of PolyMet under the Share Bonus Plan upon PolyMet reaching Milestone 4 – commencement of commercial production for the NorthMet Property.

Outstanding share-based awards and option-based awards to NEO’s

The following table provides a summary of outstanding share-based awards and option-based awards as at January 31, 2017 for the NEO’s:

	Option-based Awards					Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)		Option exercise price (US$)	Option expiration date	Value of vested unexercised in-the-money options (US$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested (US$)
	Unvested Vested
Jonathan Cherry President and Chief Executive Officer	833,333 Nil Nil Nil Nil	1,666,667 562,000 502,000 1,147,000 1,212,000	0.7613 0.9800 1.0700 0.7600 0.7500	Jun. 21, 2022 Jan. 17, 2024 Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022	197,833 Nil Nil 137,640 157,560	782,257	688,390
Douglas Newby Chief Financial Officer	Nil Nil Nil Nil Nil Nil	200,000 100,000 219,000 213,000 487,000 508,000	1.0318 0.7977 0.9800 1.0700 0.7600 0.7500	Mar. 8, 2022 Jan. 7. 2023 Jan. 17, 2024 Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022	Nil 8,230 Nil Nil 58,440 66,040	375,098	330,090
Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Nil Nil Nil Nil Nil Nil	300,000 100,000 160,000 138,000 510,000 429,000	1.8816 1.0318 0.9800 1.0700 0.7600 0.7500	Jan. 25, 2021 Mar. 8, 2022 Jan. 17, 2024 Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022	Nil Nil Nil Nil 61,200 55,770	312,649	275,130
Ryan Vogt Corporate Controller	Nil Nil Nil Nil Nil Nil	100,000 50,000 85,000 72,000 183,000 215,000	1.0058 0.8671 0.9800 1.0700 0.7600 0.7500	Apr. 2, 2022 Jul. 25, 2022 Jan 17, 2024 Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022	Nil 645 Nil Nil 21,960 27,950	131,512	115,730
Andrew Ware Chief Geologist	Nil Nil Nil Nil Nil	100,000 85,000 109,000 115,000 156,000	0.9972 0.9800 1.0700 0.7600 0.7500	Apr. 3, 2023 Jan. 17, 2024 Jan. 5, 2020 Feb. 1, 2021 Jan. 5, 2022	Nil Nil Nil 13,800 20,280	89,620	78,870

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2017 for each NEO.
	(2)	Represents Restricted Stock and Restricted Stock Units.

Incentive plan awards - value vested or earned during the year to NEO’s

The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:

Name and Principal Position	Option-based awards - Value vested during the year (US$)	Share-based awards -Value vested during the year (US$)	Non-equity incentive plan compensation -Value earned during the year (US$)
Jonathan Cherry President and Chief Executive Officer	Nil	132,130	421,000
Douglas Newby Chief Financial Officer	Nil	56,080	132,300
Bradley Moore Executive Vice President, Environmental and Governmental Affairs	Nil	36,460	111,800
Ryan Vogt Corporate Controller	Nil	19,060	55,900
Andrew Ware Chief Geologist	Nil	28,710	81,100

Employment Contracts and Termination and Change in Control Entitlements

PolyMet believes that severance and change of control benefits are necessary in order to attract and retain high caliber executive talent and to protect the Company’s interests. Severance and change in control benefits are negotiated and set with regard to the experience level of the individual, the complexity of the position and other relevant market factors.

With respect to change in control benefits, PolyMet provides compensation if an NEO is terminated in connection with a change of control transaction on a “double trigger” basis, meaning that before such executive can receive compensation: (i) a change in control must occur; and (ii) within 90 days of such change of control, the NEO’s employment must be terminated for good reason or without cause. Change of control benefits are granted to motivate the NEO’s to act in the best interests of the shareholders by removing the distraction of post-change of control uncertainties faced by executive officers with regard to their continued employment and compensation. PolyMet believes that the “double trigger” change of control compensation is consistent with market practices and is attractive in maintaining continuity and retention of key management personnel.

Jonathan Cherry is the President and Chief Executive Officer. The agreement with Mr. Cherry contains provisions for payments on termination of his employment without cause or in connection with a change in control and contains confidentiality and non-competition provisions (within 50 miles of any location worldwide in which PolyMet has engaged in business). The termination payment is equal to 2.99 times the highest annual salary based on the highest monthly salary during the previous 36 months, pro rata bonus using the highest annual bonus during the previous two years or average annual bonus during the previous three years, and health insurance benefits.

Douglas Newby is the Chief Financial Officer. The agreement with Mr. Newby contains provisions for payments on termination of his employment without cause or in connection with a change in control and contains confidentiality and non-competition provisions (within 500 kilometers of any mineral property in which PolyMet has an interest). The termination payment is equal to 3.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 3.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and health insurance benefits.

Bradley Moore is the Executive Vice President, Environmental and Governmental Affairs. The agreement with Mr. Moore contains provisions for payments on termination of his employment without cause or in connection with a change in control and contains confidentiality and non-competition provisions (within 50 kilometers of any mineral property in which PolyMet has an interest). The termination payment is equal to 2.00 times the highest annual salary based on the highest monthly salary during the previous 36 months, 2.00 times the highest annual bonus during the previous two years or average annual bonus during the previous three years, and health insurance benefits.

Ryan Vogt is the Corporate Controller. Mr. Vogt does not have an agreement containing provisions for payments on termination of his employment without cause or in connection with a change in control or contain confidentiality and non-competition provisions.

Andrew Ware is the Chief Geologist. Mr. Ware does not have an agreement containing provisions for payments on termination of his employment without cause or in connection with a change in control or contain confidentiality and non-competition provisions.

The following table shows the estimated compensation for salary and cash bonuses where an NEO is terminated without cause or following a change in control as if the termination occurred on January 31, 2017:

Named Executive Officer	Title	Termination Without Cause (US$)	Termination Change in Control (US$)
Jonathan Cherry	President and Chief Executive Officer	1,320,963 (1)	1,320,963 (1)
Douglas Newby	Chief Financial Officer	1,274,850	1,274,850
Bradley Moore	Executive Vice President, Environmental and Governmental Affairs	730,300	730,300
Ryan Vogt	Corporate Controller	Nil	Nil
Andrew Ware	Chief Geologist	Nil	Nil

Notes:	(1)	Termination payment for Jonathan Cherry includes pro rata bonus payout as at January 31, 2017. Maximum bonus payout for Mr. Cherry would result in a termination payment of $1,706,880.
Severance benefits are appropriate, particularly with respect to a termination without cause, since this provides PolyMet with certainty and the flexibility to make a changes in executive management if such change is in the shareholders’ best interests.

Director Compensation

The following table sets forth all annual compensation paid to directors of PolyMet during the year ended January 31, 2017, other than Mr. Jonathan Cherry whose compensation as a director is fully reflected in the summary compensation table for NEO’s.

Director Name	Fees Earned (US$)	Option Awards (#)	Option Awards (US$)(1)	Share-based Awards (US$)	All other Compensation (US$)	Total (US$)
W. Ian L. Forrest	50,000	Nil	Nil	45,250	Nil	95,250
Matthew Daley	40,000	Nil	Nil	45,250	Nil	85,250
Dr. David Dreisinger	40,000	Nil	Nil	45,250	Nil	85,250
Helen Harper	20,000	250,000	96,000	23,150	Nil	139,150
Alan R. Hodnik	40,000	Nil	Nil	45,250	Nil	85,250
William Murray	30,000	Nil	Nil	22,100	Nil	52,100
Stephen Rowland	40,000	Nil	Nil	45,250	Nil	85,250
Michael M. Sill	40,000	Nil	Nil	45,250	Nil	85,250

Notes:	(1)	The fair value of each option is estimated as at the date of grant using the Black-Scholes pricing model.

Outstanding share-based awards and option-based awards to directors

The following table provides a summary of outstanding share-based awards and option-based awards as at January 31, 2017 for the directors:

Director Name	Number of securities underlying unexercised options (#)		Option exercise price (US$)	Option expiration date	Value of vested unexercised in-the-money options (US$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested (US$)
	Unvested	Vested
Matthew Daley	Nil	250,000	1.0700	Jul 9, 2024	Nil	59,935	52,740
Dr. David Dreisinger	Nil Nil Nil	150,000 150,000 300,000	0.7110 0.7977 0.9800	Feb. 17, 2019 Jan. 7, 2023 Dec. 16, 2023	25,350 12,350 Nil	59,935	52,740
W. Ian L. Forrest	Nil Nil	150,000 300,000	0.7110 0.9800	Feb. 17, 2019 Dec. 16, 2023	25,350 Nil	59,935	52,740
Helen Harper	Nil	250,000	0.7600	Jul. 14, 2026	30,000	30,865	27,160
Alan R. Hodnik	Nil Nil Nil	250,000 200,000 300,000	1.7689 1.0318 0.9800	Mar. 10, 2021 Mar. 8, 2022 Dec. 16, 2023	Nil Nil Nil	59,935	52,740
Stephen Rowland	Nil Nil Nil	250,000 300,000 200,000	1.0318 0.9800 0.9300	Mar. 8, 2019 Dec. 16, 2023 Jan. 9, 2024	Nil Nil Nil	59,935	52,740
Michael M. Sill	Nil Nil Nil	250,000 200,000 300,000	1.7689 1.0318 0.9800	Mar. 10, 2021 Mar. 8, 2022 Dec. 16, 2023	Nil Nil Nil	59,935	52,740

Notes:	(1)	Represents the cumulative value of unexercised in-the-money options at January 31, 2017 for each director.
	(2)	Represents Restricted Stock and Restricted Stock Units.

Incentive plan awards - value vested or earned during the year for directors

The following table represents the aggregate dollar value that would have been realized if the stock options under the option based award had been exercised on the vesting date by taking the difference between the market price of the common shares of the Company and the exercise price of the stock options under the option based award on the vesting date:

Director Name	Option-based awards - Value vested during the year (US$)	Share-based awards -Value vested during the year (US$)	Non-equity incentive plan compensation -Value earned during the year (US$)
Matthew Daley	Nil	20,710	Nil
Dr. David Dreisinger	Nil	20,710	Nil
W. Ian L. Forrest	Nil	20,710	Nil
Helen Harper	Nil	Nil	Nil
Alan R. Hodnik	Nil	20,710	Nil
William Murray	Nil	20,710	Nil
Stephen Rowland	Nil	20,710	Nil
Michael M. Sill	Nil	20,710	Nil

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides an aggregate summary of information with respect to the compensation plans under which equity securities are authorized for issuance in effect as of January 31, 2017:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights under compensation plans as at January 31, 2017	Weighted-average exercise price of outstanding options and rights under compensation plans as at January 31, 2017 (US$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) under compensation plans as at January 31, 2017 (4)
Equity compensation plans approved by securityholders (1)	20,844,022	1.10	7,370,530
Equity compensation plans approved by securityholders (2)	3,640,000	N/A	Nil
Equity compensation plans not approved by securityholders (3)	2,500,000	0.76	Nil
Total	26,984,022	N/A	7,370,530

Notes:	(1)	Includes the Omnibus Plan.

	(2)	Includes the Share Bonus Plan.

	(3)
On June 21, 2012, Mr. Cherry was granted 2,500,000 options pursuant to the exception under section 613(c) of the TSX Company Manual. 833,334 options vested on June 21, 2012, 833,333 options vested December 6, 2013; and 833,333 options will vest upon receipt of permits needed to commence construction of the NorthMet Project.

	(4)
Based on 10% of the Corporation’s issued and outstanding shares as at January 31, 2017 less options, bonus shares, restricted shares and restricted share units outstanding as at January 31, 2017. 2,500,000 options are excluded pursuant to the exception under section 613(c) of the TSX Company Manual.

STATEMENT ON CORPORATE GOVERNANCE

On June 30, 2006, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 - Corporate Governance Guidelines came into force in every province and territory in Canada.

PolyMet’s Corporate Governance Disclosure in the form required by the Disclosure Instrument is set out in Schedule “A” to this Management Proxy Circular.

The Common Shares are listed on NYSE MKT (formerly the NYSE Amex). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of a non-U.S. issuer in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. PolyMet has obtained relief under this provision. Section 123 of the NYSE MKT Company Guide requires a quorum of not less than 33-1/3 of a listed company's shares issued and outstanding entitled to vote at a meeting of shareholders. Under PolyMet’s Articles, the quorum for the Meeting is two of the shareholders present in person or by proxy holding or representing more than 5% of the Common Shares.

AUDIT COMMITTEE

In addition, PolyMet is subject to National Instrument 52-110 - Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees and defines the meaning of independence with respect to directors. These reflect current regulatory guidelines of the Canadian Securities Administrators (CSA) as well as certain U.S. initiatives under the Sarbanes-Oxley Act of 2002 and adopted corporate governance rules of the NYSE and NASDAQ National Market.

The Audit Committee consists of Michael M. Sill (Chair), Dr. David Dreisinger and W. Ian L. Forrest, all of whom are independent directors. Mr. Forrest meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC and such designation has been ratified by the Board of Directors.

The Audit Committee oversees auditing procedures, receives and accepts the reports of the independent chartered accountants, oversees the internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of the auditors.

The Audit Committee meets four times a year, at a minimum, and has access to all officers, management and employees of the Company and may engage advisors or counsel as deemed necessary to perform its duties and responsibilities as a committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director, nor any of their respective associates or affiliates is or has been at any time since the beginning of the last completed financial year indebted to PolyMet.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

Indemnification of Directors or Officers

There is no indemnification payable this financial year to directors or officers of PolyMet.

Directors’ and Officers’ Liability Insurance

In accordance with the Company’s by-laws, PolyMet maintains Director & Officer Liability insurance policies to provide insurance against possible liabilities incurred by directors and officers in their capacity as directors and officers of the Company. The current annual premium of US$182,438 is paid by the Company which provides coverage in the aggregate amount of US$30 million per policy period.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, PolyMet is not aware of any material interest, direct or indirect, involving any director or executive officer or proposed nominee for election as a director or any shareholder who holds more than 10% of the outstanding voting securities, or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect PolyMet or any of PolyMet’s subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to PolyMet may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov under the company name “PolyMet”.

Additional financial information is provided in the audited consolidated financial statements and MD&A for the most recently completed financial year. Copies of the financial statements and MD&A can be obtained by contacting the Corporate Secretary of PolyMet in writing at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com. Copies of such documents will be provided to shareholders free of charge.

APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of PolyMet.

DATED at Toronto, Ontario, as of the 24th day of May, 2017.

By Order of the Board of Directors

signed “Jonathan Cherry”

Jonathan Cherry
President & Chief Executive Officer

SCHEDULE “A”

POLYMET MINING CORP.
 CORPORATE GOVERNANCE DISCLOSURE

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
1.		Board of Directors

	(a)	Disclose the identity of directors who are independent.
The Board of Directors have determined that Dr. David Dreisinger, W. Ian L. Forrest, Alan R. Hodnik and Michael M. Sill are “independent”. Matthew Daley was deemed to be independent upon his resignation from Glencore in March 2017.

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices, a director is “independent” if he or she has no direct or indirect material relationship with the Company that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of that director’s independent judgment.

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
The Board of Directors has determined that Jonathan Cherry, Helen Harper and Stephen Rowland are not independent. Mr. Cherry serves as the President and Chief Executive Officer. Ms. Harper and Mr. Rowland are representatives of Glencore and the Board of Directors has chosen to deem them not independent at this time.

	(c)	Disclose whether or not a majority of directors are independent.	A majority of the Directors are independent.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The Directors who are directors of other reporting issuers (or the equivalent) are:
			Name	Reporting Issuer
			Dr. David Dreisinger	Search Minerals, Inc.
			Alan R. Hodnik	ALLETE, Inc.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without management and non-independent directors present, at each in person meeting of the Board and such other times as the independent directors deem necessary. Other than in person, meetings may also take place formally or informally over the telephone or electronically by way of e-mail. During the period from February 1, 2016 to January 31, 2017, the independent directors met in person without management and the non-independent directors three times.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(f)
Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board, W. Ian L. Forrest is an independent director.

The roles and responsibilities of the Chairman are to provide effective Board leadership, oversee all aspects of the Company’s direction and administration and ensure that the Board carries out its responsibilities effectively and build a healthy corporate governance culture.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record of each of the present directors for all Board of Directors meetings for the period February 1, 2016 to January 31, 2017 is as follows:
			Name	Attendance
			Jonathan Cherry	6/7
			Matthew Daley	5/7
			Dr. David Dreisinger	7/7
			Helen Harper	4/7 (appointed July 13, 2016)
			W. Ian L. Forrest	7/7
			Alan R. Hodnik	6/7
			Stephen Rowland	1/7
			Michael Sill	7/7
2.		Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the Board Mandate can be found on the Company’s website at www.polymetmining.com.
3.	(a)
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors have developed a written position for the Chair and the committee Chairs. The Charter of each committee sets out the responsibilities, duties and authority of all committee members.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(b)
Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.
The Board of Directors and the Chief Executive Officer have developed a written position description of the Chief Executive Officer.
4.	(a)
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

New directors receive orientation, commensurate with their previous experience, on the business, technology and industry and on the responsibilities of directors. In addition, they also receive a manual, which includes the Company’s charters, mandates, codes and policies (the “Manual”).

Orientation as to the nature and operation of the issuer’s business occurs through various means, including presentations by management and employees to give the directors additional insight into the business.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Continuing education is provided to the directors through the following means: 1) review and supply of revisions to the Manual; 2) regular updates on the Company’s business; 3) notifications of changes in regulatory environment or director roles and responsibilities; 4) encouragement and funding to attend courses and conferences that will increase their own and the Board of Directors’ effectiveness.

W. Ian L. Forrest is a member of the Institute of Chartered Accountants of Scotland.

5.	(a)	Ethical Business Conduct Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board of Directors have adopted a written Code of Business Conduct and Ethics, (the “Code”), for its directors, officers and employees.
		(i) disclose how an interested party may obtain a copy of the written code.	A copy of the Code can be found on the Company’s website at www.polymetmining.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and
The Board monitors compliance with the Code through its Audit Committee and the Corporate Secretary. In addition to answering questions or concerns regarding the Code, the Corporate Secretary is responsible for: investigating possible violations of the Code (in conjunction with the Audit Committee) and ensuring that new directors, officers and employees are given a copy of the Code including any referenced policies.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES

(iii)  provide a cross-reference to any material change report(s) filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed by the Company since February 1, 2016, the beginning of the most recently completed financial year, that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board of Directors takes measures to exercise independent judgment in considering transactions and agreements in respect of which any of the directors or executive officers may have a material interest. Where appropriate, directors absent themselves from portions of a meeting of the Board of Directors or of a board committee to allow independent discussion of points in issue.

The Company complies with the relevant provisions under the Business Corporations Act (British Columbia) dealing with conflict of interest situations. Through directors’ and officers’ questionnaires and other systems, the Company gathers and monitors relevant information in relation to potential conflicts of interest a director or officer may have.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Board evaluates and ensures the integrity of the Chief Executive Officer and other executive officers, and ensures that the Chief Executive Officer and other executive officers create a culture of integrity and conduct themselves in an ethical manner and in compliance with applicable laws and rules, audit and accounting principles, and governing policies.

The directors, officers and employees are reminded on an annual basis that they are responsible for reading, understanding and complying with the Code and related policies and, in the case of directors, also with the Board Mandate.

6.	(a)	Nomination of Directors Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee has the primary responsibility for identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements.

In making its recommendations to the Board of Director nominees, the Nominating and Corporate Governance Committee considers what competencies and skills the Board as a whole should possess, it assesses what competencies and skills each existing director possesses, and then it assesses what competencies and skills each nominee will bring to the Board and whether such nominee is independent and can devote sufficient time and resources to his or her duties as a Board member.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee consists of Dr. David Dreisinger, W. Ian L. Forrest and Alan R. Hodnik, all of whom are independent directors.

The Nominating and Corporate Governance Committee provides the Board with recommendations of each nominee and specify qualifications, including personal qualities, characteristics, skills, experience, accomplishments, reputation, current knowledge in the countries and communities in which PolyMet operates business, as well as consider the ability to commit adequate time and resources to the Company.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
A copy of the Nominating and Corporate Governance Committee Charter can be found on the Company’s website at www.polymetmining.com

The Nominating and Corporate Governance Committee has full access to Company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

7.	(a)	Compensation Describe the process by which the board determines the compensation for your company’s directors and officers.

Compensation for directors and officers is determined by the Compensation Committee. In determining compensation for the directors, the Compensation Committee internally reviews director compensation paid by companies with a comparable profile to PolyMet. In determining compensation for officers, the Compensation Committee utilizes the process described in the Management Proxy Circular under the heading “Statement of Executive Compensation - Objectives Executive Compensation”.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of independent directors. The members of the Committee are W. Ian L. Forrest, Alan R. Hodnik and Michael Sill.

The Compensation Committee provides the Board with recommendations regarding the appointment, performance, succession and remuneration of officers, succession and leadership plans, remunerations and compensation policies.

	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
A copy of the Compensation Committee Charter can be found on the Company’s website at www.polymetmining.com

The Compensation Committee has full access to Company books, facilities, records and personnel to allow it to discharge its responsibilities, and may retain the advice and assistance of those internal or external legal, accounting or other advisors it deems necessary or appropriate.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Compensation consultant, The Human Well, has been retained since August, 2012 to assist the Compensation Committee and Board of Directors in determining salaries, director compensation, cash incentives and share based incentives and to assess the effectiveness of PolyMet’s incentive plans in contributing to corporate performance. The Human Well will continue to provide PolyMet with these similar compensation consulting services for the current fiscal year.

8.		Other Board Committees - If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.
The Company has a Health, Safety, Environment and Communities Committee whose purpose is to ensure that PolyMet conducts its activities in a way that will promote sustainable development, protect human life and the preservation of the environment. A copy of the charter can be found on the Company’s website at www.polymetmining.com

The members of the Health, Safety, Environment and Communities Committee are Jonathan Cherry, Matthew Daley, Dr. David Dreisinger, Helen Harper, Alan R. Hodnik and Michael M. Sill.

The Company also has a Technical Steering Committee whose purpose is to oversee the development of production of PolyMet mining projects. The Committee reviews and assess the mine plan, financial model, project construction and operations.

The members of the Technical Steering Committee are Jonathan Cherry, Matthew Daley, Dr. David Dreisinger, Helen Harper and Stephen Rowland.

9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

The Nominating and Corporate Governance Committee is mandated to ensure that the contributions of Board members, committees of the Board, and the Board as a whole, are reviewed on an annual basis. To facilitate this annual assessment, the Board reviews an Annual Assessment Report and Questionnaires for the Board and each of its committees.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
10.
Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for the Board of Directors. The Nominating and Corporate Governance Committee considers a number of factors when re-nominating incumbent directors or nominating new directors, including (i) personal qualities, characteristics, skills, experiences, accomplishments and reputation in the business community; (ii) current knowledge and contacts relevant to the Company's business; (iii) ability and willingness to commit adequate time and resources to Board and committee matters; and (iv) compliance with all legal and regulatory requirements of a Board member.

11.		Policies Regarding the Representation on the Board
	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. The Nominating and Corporate Governance Committee recommends Board nominations based on qualifications, regardless of gender. The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

(b)
If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

N/A
12.
Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Nominating and Corporate Governance Committee recommends Board nominations based on qualifications, regardless of gender. The Company values the diversity of the Board and are committed to providing equal opportunity in all aspects of the Company.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT			CORPORATE GOVERNANCE PRACTICES
13.
Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.
Officer appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.
14.		Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions -
(a)
For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

	(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.
The Company does not have a “target” regarding women on its Board. Board appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.

	(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
The Company does not have a “target” regarding of women in executive officer positions. Officer appointments are based on qualifications, regardless of gender. The Company values diversity and are committed to providing equal opportunity in all aspects of the Company.

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.	N/A
15.		Number of Women on the Board and in Executive Officer Positions
	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	1 (12%)
	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	1 (20%)